March 18, 2020

Via EDGAR Correspondence Filing

Ryan Sutcliffe

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RiverNorth Flexible Municipal Income Fund, Inc. (the “Fund”)
File Nos. 333-234122, 811-23481

Dear Mr. Sutcliffe:

We received your comment provided by telephone conference on March 16, 2020 regarding the Registration Statement on Form N-2 for the above captioned Fund (the “Registration Statement”). This letter serves to respond to your comment.

Prospectus—Risks

1.	Please update the risk disclosure in the Prospectus to address the risks associated with the current pandemic.

Response:   The Fund notes that risks associated with various uncertainties and events that may occur around the world, such as the ongoing pandemic, are covered under “Risks—Market Disruption, Geopolitical and Climate Change Risks.” The Fund will, in a final pre-effective amendment to the Registration Statement, incorporate the following revisions to the first paragraph of such disclosure to make the requested clarification:

The Fund and Underlying Funds (as well as their service providers) may be adversely affected by uncertainties and events around the world, such as epidemics and pandemics, including the spread of infectious illness or other public health issues, natural disasters, terrorism and other conflicts, social unrest, political developments, and changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which they are invested. The Fund cannot predict the effects or likelihood of such events ~~in the future~~ on the U.S. and world economies, the value of the Common Shares or the NAV of the Fund. ~~Assets of~~ The issuers of securities, including those held in the Fund’s or an Underlying Fund’s portfolio, could be ~~direct targets, or indirect casualties, of an act of terrorism~~materially impacted by such events which may, in turn, negatively affect the value of such securities or such issuers’ ability to make interest payments or distributions to the Fund.

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We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact E. Roy Kim at (312) 845-3850 or the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler LLP

By	/s/ Walter Draney
Walter Draney

cc: Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.